Ecopetrol Reports on the Authorization Received to Manage Bond Emissions in the International Market

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) reports that, as part of the procedures required for maintaining available different debt alternatives to finance its long-term investment plan, it has obtained authorization from the Ministry of Finance and Public Credit, pursuant to Resolution 2565 of August 6, 2013, to arrange for debt emissions in international capital markets in an aggregate amount of up to three billion dollars (US$ 3,000,000,000).

This authorization in itself does not constitute an issuance of securities or a financing operation. Therefore, Ecopetrol must complete in due course all of the necessary approval procedures before the Ministry of Finance and Public Credit, as well as Ecopetrol’s own Board of Directors, before any debt issuance may be covered by this authorization.

This announcement is not an offer for sale of or a solicitation of any offer to buy any securities of Ecopetrol in any transaction.  If and when issued, the securities will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”).  The securities may not be offered or sold in the United States absent registration with the US Securities and Exchange Commission or pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable securities laws.

Bogota, August 8, 2013

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Claudia Trujillo (e)

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co